SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UCP HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

  (Title of Class of Securities)

90265X108

   (CUSIP Number)

Erdogan Cetin

Universe Capital Partners, LLC

14 Wall Street, 20th Floor

New York, NY 10005

(212) 618-1312

 With Copies To:

Andrea Cataneo, Esq.

Jeff Cahlon, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, NY 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 10, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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CUSIP No. 90265X108	13D

1	NAME OF REPORTING PERSONS

Universe Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
	7	SOLE VOTING POWER

31,275,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER
31,275,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.2%*
14	TYPE OF REPORTING PERSON

OO- Limited Liability Company

* Based on 39,500,000 shares of common stock outstanding as of September 10, 2013.

2

CUSIP No. 90265X108	13D

1	NAME OF REPORTING PERSONS

Erdogan Cetin
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Turkey
	7	SOLE VOTING POWER

31,275,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER
31,275,000

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,275,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.2%*
14	TYPE OF REPORTING PERSON

IN

(1) Represents shares held by Universe Capital Partners, LLC (“UCP”). Mr. Cetin is the Managing Member of UCP.

* Based on 39,500,000 shares of common stock outstanding as of September 10, 2013.

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Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, UCP and Mr. Cetin each beneficially own 31,275,000 shares of the Issuer’s common stock, which represents approximately 79.2% of the Issuer’s common stock. All of the shares are held directly by UCP.

(b)	Each Reporting Person may be deemed to hold sole voting and dispositive power over 31,275,000 shares of common stock of the Issuer.

(c)	On September 10, 2013, UCP transferred an aggregate of 6,375,000 shares of common stock of the Issuer to four parties as compensation. Except as set forth in this Item 5(c), the Reporting Persons have not effected any transaction in securities of the Issuer with the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 31,275,000 shares of common stock reported in Item 5(a).

(e)           Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2013

UNIVERSE CAPITAL PARTNERS, LLC

By:	/s/ Erdogan Cetin
Erdogan Cetin, Managing Member

/s/ Erdogan Cetin
Erdogan Cetin

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